TELENAV, INC.

4655 Great America Parkway, Suite 300

Santa Clara, California 95054

August 12, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Telenav, Inc.
Registration Statement on Form S-3
Filed July 31, 2020
File No. 333-240263

Acceleration Request
	Requested Date:	August 14, 2020
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Telenav, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-240263) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission.

The Company hereby authorizes Julia Reigel and Erika Muhl of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Julia Reigel at (650) 320-4509 or jreigel@wsgr.com.

****

Sincerely,

TELENAV, INC.

/s/ ADEEL MANZOOR
Adeel Manzoor

cc:	Dr. HP Jin, Telenav, Inc.
Steve Debenham, Telenav, Inc.
Julia Reigel, Wilson Sonsini Goodrich & Rosati, P.C.
Erika Muhl, Wilson Sonsini Goodrich & Rosati, P.C.